

March 24, 2016

Mail Stop 4720

<u>Via E-mail</u>
Craig Keys
Chairman & Chief Executive Officer
Yobi Capital Fund Corporation
45 Rockefeller Plaza, Suite 2000
New York, NY 10111

> **Re: Yobi Capital Fund Corporation**
> **Draft Offering Statement on Form 1-A**
> **Submitted February 29, 2016**
> **CIK No. 0001658083**

Dear Mr. Keys:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<u>Cover Page</u>

1.   Please include the legend required by section (a)(5) of Part II of Form 1-A on the cover page of your offering circular.

2.   You indicate on the cover page that your shares are to be sold in units of 105 shares for $100. You also indicate that "later on the price could change" and you make a cross

reference to the "Sale and Distribution of Shares" section for further detail. That section does not appear to provide any discussion regarding a future price change. Please clarify your pricing intentions, and ensure that such disclosures comply with Item 1(j) of Form 1-A.

3.   Please include the table under Item 1(e), including a footnote related to your offering expenses as described in Instruction 6 to Item 1(e), applicable to best efforts offerings.

4.   Please explain how the pricing is "about" $0.95 per share.

Risks of Investing, page 2

5.   We note that that your auditor has indicated that the financial statements have been prepared assuming that the company will continue as a going concern. Please include a risk factor, which discusses the substantial doubt about your ability to continue as a going concern, and place it at the beginning of your risk factors section.

Information Supplied by Applicants Might be False, page 4

6.   Elsewhere in the offering circular, such as in the discussion of your proposed business, please include a discussion with examples of the type of information that you will not be able to verify.

Limitations on Rights in Investment Agreement, page 8

7.   Please revise this risk factor to clarify that you are not limiting the applicability of federal securities laws to any purchasers of your stock.

Our Company and Business, page 10

8.   We note your references in the circular and on your website that you are a "JOBS Act company" and that your business will be focused on the "JOBS Act market." Please revise to clarify what constitutes a "JOBS Act company" and the "JOBS Act market." In addition, it is unclear from your disclosure the current status of your business. For example, please clarify the status of your platform's creation and expected timeline. In addition, please update your disclosure regarding the status of your funding portal applications as discussed on page 14.

9.   We note your disclosure on page 14 wherein you indicate that the "JOBS Act market" will have the same type of large market growth of Prosper and LendingClub's business models. Please provide additional support for management's belief regarding the growth of your business market.

Securities Being Offered, page 23

10.   Please indicate here that Darrell Hubbard controls Vertron Corporation.

Sale and Distribution of Securities, page 28

11.   We note the following statement on page 28: "We intend to advertise at the site and through other means, including public advertisements and audio-visual materials . . . ." Please explain to us in detail how such communications would be compliant with Regulation A. See in particular Rules 251(d), 254 and 255 of Regulation A.

Exhibits, page 48

12.   Please file any "testing the waters" materials used pursuant to Rule 255, such as the solicitation of interest on your website, as exhibits to the offering circular. Please refer to Item 17(13) of Part III of Form 1-A.

Exhibits 1A-6E. Investment Agreement

13.   Refer to Section 7.2 of your investment agreement wherein you require investors to indicate that they "have reviewed and understand all the risks . . . in the Offering Circular." Please note that it is inappropriate to require investors to confirm that they have read the offering circular and remove this requirement from your investment agreement.

14.   We note that you intend to use sales materials in addition to the offering circular. Please explain to us how Section 7.3 is consistent with such intended use of additional materials.

        Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3391 with any questions.

                                        Sincerely,

                                        /s/ Erin E. Martin

                                        Erin E. Martin
                                        Special Counsel
                                        Office of Financial Services

cc: Mark Roderick, Flaster Greenberg